ARADIGM CORPORATION

3929 Point Eden Way

Hayward, CA 94545

April 13, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Amanda Ravitz, Esq.

Re:	Aradigm Corporation
Post Effective Amendment No. 3 to Registration Statement on Form S-1
Filed: April 13, 2012
File No.: 333-176387

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Aradigm Corporation, a California corporation (the “Registrant”), hereby requests that the above-referenced Post-Effective Amendment No. 3 to Registration Statement No. 333-176387 (the Registration Statement, as amended by Post Effective Amendment No. 2 and the exhibits only Post Effective Amendment No. 3,, the “Registration Statement”) be declared effective at 9:00a.m., New York City time, on Tuesday, April 17, 2012, or as soon as practicable thereafter.

In connection with the Registrant’s request for acceleration contemplated hereby, the Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ARADIGM CORPORATION

By:	/s/ Nancy Pecota
Nancy Pecota
Chief Financial Officer